FORM 4

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP

Filed Pursuant to section 16(a) of the
Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(h) of
the Investment Company Act of 1940

[   ]   Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may                           (Print or Type Responses)
        continue. See Instruction 1(b).

1.  Name and Address of Reporting Person*
(Name)	Meritage Investment Partners, LLC
(Street)	1600 Wynkoop Street, Suite 300
(City)	Denver
(State)	CO
(Zip)	80202

2.  Issuer Name and Ticker or Trading Symbol
(Issuer Name)	Exabyte Corporation
(Ticker or Trading Symbol)	EXBT

3.  I.R.S. or Social Security Number of Reporting Person, if an entity (Voluntary)
(I.D. Number)

4.  Statement for Month/Day/Year
(Month)	April 28
(Year)	2003

5.  If Amendment, Date of Original (Month/Year)
(Month)	April 17
(Year)	2003

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Director)
(Officer, Include title)
X	(10% Owner)
(Other, specify)

7.  Individual or Joint/Group Filing (Check Applicable Line)
X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transac-tion Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	4/17/03	J--See Note 1		22,500,000	A	See Note 1	22,500,000	D--See Note 1

FORM 4 (Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses:

Note 1: Meritage Investment Partners, LLC acquired the shares reported on this Form 4 as consideration for a guarantee extended by Meritage Private Equity Fund, L.P. for the benefit of Exabyte Corporation. Such shares are held by the Reporting Person for the benefit of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. (collectively, the "Meritage Funds"). The Reporting Person is the sole general partner of each of the Meritage Funds.

This Amendment is being filed to properly reflect the acquisition of such shares by the Reporting Person.

/s/ Laura Beller, Managing Member	April 28, 2003
**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

               * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

              ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
                 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:         File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.